FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   April, 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X      Form 40-F
                                ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


  Today CEZ took over the state's ownership stakes in eight power distribution companies

Today the ownership stakes in the regional power distribution companies were incorporated into the CEZ group of companies. According to current information, as of this morning, within the stipulated time limit, all of the applicable shares were transferred and duly settled in accounts at the Securities Center. Thus, approximately one year after the date of the governmental proposal, the project for the expansion of the CEZ group by the incorporation of the distribution companies is now consummated. The company is concurrently transferring to the government 66 % of CEPS, a. s. The government will obtain a total of CZK 21 billion from the transaction.

Based on this transaction, our company obtained majority stakes in five regional power distribution companies, in three of them we will have a minority position. The Office for Protection of Economic Competition ruled that we have to sell one majority ownership stake and three minority ownership stakes and get rid of the remaining shares in CEPS. The Office did not announce the time limits within which this is to be accomplished.


CEZ will pay CZK 32 billion for the regional power distribution companies, and based on the current valuation the government will pay CZK 15 billion for a two-thirds ownership stake in CEPS. To the amount to be obtained by the government we still need to add the four billion crowns that CEZ will remit to the government as income tax.


CEZ will transfer the funds gradually. The first installment should be an amount of more than CZK 1.5 billion to be transferred to the account of the National Property Fund upon the transfer of the shares between the government and CEZ. CEZ will additionally pay the amount of CZK 196 million to the Czech Consolidation Agency after it obtains from the Agency two percent of Zapadoceska energetika. An additional amount of approximately CZK 3.85 billion should be remitted to the National Property Fund in the middle of the year, other payments will take place gradually, until the year 2006.


The state-owned company, Osinek, will obtain 51 % of the shares of CEPS, representing the amount of CZK 11.6 billion crowns, and the remainder - which brings this up to two thirds, with a value of CZK 3.4 billion crowns, will be transferred to the Ministry of Labor and Social Affairs.

The process of linking up CEZ with the power distribution companies was started last Friday, when in accordance with the applicable contractual covenants, two business days before the settlement of the shares five bills of exchange were signed with a total value of CZK 27 billion crowns. Four bills of exchange representing installments to be paid for the shares of the power distribution companies were ours and one bill of exchange relates to the sale of CEPS, a. s.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                        CEZ, a. s.

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                                                        (Registrant)
Date: April 1, 2003
                                                  By:
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                                                       Libuse Latalova
                                                 Head of Finance Administration